Filed by Lyondell Chemical Company

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Millennium Chemicals Inc.

Commission File No.: 001-12091

Additional Information:

On April 26, 2004, Lyondell Chemical Company (“Lyondell”) filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus regarding the proposed transaction between Lyondell and Millennium Chemicals Inc. (“Millennium”). Investors and security holders are urged to read that document and any other relevant documents filed or that will be filed with the SEC, including the definitive joint proxy statement/prospectus that will be part of the definitive registration statement, as they become available, because they contain, or will contain, important information. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it becomes available) and other documents filed by Lyondell and Millennium with the SEC at the SEC’s web site at www.sec.gov. The definitive joint proxy statement/prospectus (when it becomes available) and the other documents filed by Lyondell may also be obtained free from Lyondell by calling Lyondell’s Investor Relations department at (713) 309-4590.

The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell’s executive officers and directors is available in the proxy statement filed with the SEC by Lyondell on March 16, 2004, and information regarding Millennium’s directors and its executive officers is available in Millennium’s Annual Report on Form 10-K/A for the year ended December 31, 2003, which was filed with the SEC on April 27, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC, as they become available.

Forward-Looking Statements:

These materials contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell and Millennium, including financial and operating results, Lyondell’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell’s and Millennium’s respective shareholders, amendments to Lyondell’s and Millennium’s respective credit facilities, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act, the receipt of other competition law clearances and the parties’ ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Lyondell’s results to differ materially from those described in the forward-looking statements can be found in Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 12, 2004, and Lyondell’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, which was filed with the SEC on May 7, 2004.

This filing contains slides used by Lyondell in a presentation to analysts during the Goldman Sachs 12th Annual Cyclicals and Specialty Materials Forum on May 19, 2004. A transcript of the presentation is also contained herein. This information is being filed pursuant to Rule 425 under the Securities Act of 1933.

# # #

Solid Strategy, Confident Execution Goldman Sachs 12th Annual Cyclicals and Specialty Materials Forum May 19, 2004 Dan F. Smith President and Chief Executive Officer

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell Chemical Company (“Lyondell”) and Millennium Chemicals Inc. (“Millennium”), including financial and operating results, Lyondell’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell’s and Millennium’s respective shareholders, amendments to Lyondell’s and Millennium’s respective credit facilities, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act, the receipt of other competition law clearances and the parties’ ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Lyondell’s results to differ materially from those described in the forward-looking statements can be found in Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the Securities and Exchange Commission (the “SEC”) on March 12, 2004, and Lyondell’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, which was filed with the SEC on May 7, 2004.

In addition, on April 26, 2004, Lyondell filed with the SEC a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus regarding the proposed transaction between Lyondell and Millennium. Investors and security holders are urged to read that document and any other relevant documents filed or that will be filed with the SEC, including the definitive joint proxy statement/prospectus that will be part of the definitive registration statement, as they become available, because they contain, or will contain, important information. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it becomes available) and other documents filed by Lyondell and Millennium with the SEC at the SEC’s web site at www.sec.gov. The definitive joint proxy statement/prospectus (when it becomes available) and the other documents filed by Lyondell may also be obtained free from Lyondell by calling Lyondell’s Investor Relations department at (713) 309-4590.

The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell’s executive officers and directors is available in the proxy statement filed with the SEC by Lyondell on March 16, 2004, and information regarding Millennium’s directors and its executive officers is available in Millennium’s Annual Report on Form 10-K/A for the year ended December 31, 2003, which was filed with the SEC on April 27, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC, as they become available.

Reconciliations of GAAP financial measures to non-GAAP financial measures are provided at the end of this presentation.

Lyondell

IC&D Growth & International Presence

2003 Sales: $3,801 MM 2003 EBITDA: $245 MM

A leading global producer of PO and derivatives

Process technology strength

LCR Cash Generation

2003 Sales: $4,162 MM 2003 EBITDA: $377 MM

Equistar

2003 Sales: $6,545 MM 2003 EBITDA: $175 MM

Millennium(1)

2003 Sales: $1,687 MM 2003 EBITDA: $183 MM

(1) Pending close of announced Millennium transaction

Unique capability to refine heavy crude oils

Contractually stable business; strong cash flow generator

Commodity Leverage

A leading North American producer of ethylene, propylene and polyethylene

Low cost position based on feedstock flexibility and scale

International Presence and Steady Performance

Leading product positions in TiO2 and Acetyls

Ethylene integration

Lyondell Continues To Build A Balanced Portfolio

3rd Largest Chemical Company in North America (Post-Transaction)

2003 Sales ($ in millions) $35,000 $30,000 $25,000 $20,000 $15,000 $10,000 $5,000 $0

SHW

EMN ROH

PPG

Pro Forma Lyondell

DD

DOW

ARJ

WLM

ALB

SHLM

FUL

GLK

CYT

FOE

MCH

HPC

POL

LZ

CK

RPM

VAL

EC

ECL

LYO

NCX

Overview of Millennium

Equistar 2003 Sales: $6,545MM

Second largest producer in the world

Largest producer of titanium tetrachloride in N. America & Europe

Other products include zircon, zirconia, silica gel and cadmium-based pigments

Second largest producer of vinyl acetate monomers (VAM) and acetic in North America

Produces methanol through 85% interest in La Porte methanol company

Produces terpene-based fragrance and flavor chemicals

Millennium

2003 Sales: $1,687MM

100%

29.5%

TiO2

2003 Sales: $1,172MM

Acetyls

2003 Sales: $421MM

Specialty Chemicals

2003 Sales: $94MM

Strategic Benefits Of The Transaction

Consolidated ownership of Equistar

Forms the third-largest independent publicly traded chemical company in North America Cost savings and synergies provide value to the combined shareholders Adds breadth / depth to the portfolio

Market leadership positions

Broader geographic reach

Further portfolio diversification – TiO2

Product integration—Acetyls Simplifies Lyondell

Lyondell Has Maintained Ethylene Chain Leverage While Diversifying Total Chemical Leverage

Pounds / Share

Post

Transaction Closing

1994 Jan. 1, 2004

Petrochemicals

Ethylene 45 46.5 47.5

Styrene — 16.5 12

Propylene Oxide — 13.5 10

TDI — 3 2.5

Acetic Acid — — 5

TiO2 — — 6

45 79.5 83

Derivatives

Polyolefins 5.5 24 24.5

Ethylene Oxygenates — 6.5 6.5

PO Derivatives — 9.5 7

Vinyl Acetate (VAM) — — 3.5

5.5 40 41.5

Notes: Lbs refers to capacity times ownership percentage.

1994 2004 Post-closing (pro forma)*

Share Count 80 MM 177 MM 245 MM

* Assumed 1.05 exchange ratio

IC&D

Propylene Oxide (PO) and Derivatives

Co-products

Styrene

MTBE

TDI

LCR

Gasoline

Heating oil

Jet fuel

Equistar

Ethylene

Ethylene Derivatives

Polyethylene

Ethylene oxygenates

The Current Lyondell Product Portfolio

Leading Product Positions Create Significant Earnings Leverage

Pre-Tax Leverage

Product Annual Capacity Capacity Position (1) ( 1¢/unit)

Propylene Oxide (lbs) (2) 4.5 billion 1st in North America $23MM

Intermediate 1st in the world

Styrene Monomer (lbs) 5.0 billion 1st in North America $21MM

Chemicals and 4th in the world

Derivatives MTBE (bbl/day) 58,500 1st in North America $9MM (4)

Ethylene (lbs) 11.6 billion 2nd in North America $116MM

5th in the world

Equistar Propylene (lbs) (3) 5.0 billion 2nd in North America $50MM

7th in the world

Polyethylene (lbs) 5.7 billion 3rd in North America $57MM

4th in the world

TiO2 (lbs) 1.5 billion 3rd in North America $15 MM

2nd in World

Millennium Acetyls (lbs)

Acetic Acid 1.2 billion 2nd in North America $12 MM

3rd in World

Vinyl Acetate Monomer 0.9 billion 2nd in North America $9 MM

3rd in World

1 Source: Capacities as of January 2004, CMAI, SRI 2 Includes 100% of joint venture volumes 3 Does not include refinery-grade material or production from the product flexibility unit at Equistar’s Channelview facility.

4 Based on 1¢/gal change

Investing Based on Differential Technology –PO & Derivatives

2003 PO Capacity Share

Growth rate: 4-5%/yr

End Use:

Polyols: seating, mattresses, insulation, coatings

PG: deicers, boat hulls, coatings, countertops/showers, personal care

Ethers: coatings, electronics

BDO: Spandex, electrical & auto parts

Basis of differentiation:

Proprietary process technology/cost

Global position

Derivative integration

Source: SRI, Tecnon, Lyondell estimates

Other

LYO & Partners

Dow

Chlorine-Based Technology

PO Technology Source

Shell/BASF

LYO & Partners

Co-Product Technology

There Are Very Few Future Propylene Oxide Capacity Additions

Source: SRI / Lyondell

25.0

22.5

20.0

17.5

15.0

12.5

10.0

7.5

5.0

2.5

0.0

1992 1994 1996 1998 2000 2002 2004 2006 2008 2010

100%

95%

90%

85%

80%

75%

70%

65%

60%

55%

50%

There are Three Principal Propylene Oxide Technologies. Lyondell Practices Two Co-Product Technologies

Technology Principal Participants

PO & Styrene (POSM) Lyondell, Shell PO & MTBE (PO / MTBE) Lyondell, Huntsman Chlorine Based Dow, Asian Plants

The North American MTBE Industry Has Been Adjusting To The Regulatory Changes

2002 vs. Q1 2004

M B/D

U.S. Demand (130)

U.S. Supply / Capacity

U.S. Dehydro Capacity (70)

Refinery / Olefins Capacity (20)

Import / Export (40)

(130)

Source: EIA, Lyondell Estimates

U.S. Spot MTBE Raw Material Margins 1997—Present

Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

Basis: Platts USGC MTBE, butane & MeOH

Raw Material Margin, ¢/gal

80

70

60

50

40

30

20

10

0

Max ‘97-’03

Avg. ‘97-’03

2003

2004

Min ‘97-’03

$ MM/Yr

600 500 400 300 200 100

Base

Potential Cash Improvement From 2003

Complete PO-11 Capital Spend

Convert PO/SM

Purchases on Production

1999 PO / TDI

SM Margins 15

MTBE Resolution

Sell-out at 1995 PO / TDI / SM Margins

Steps Toward Increased IC&D Cash Flow

LYONDELL-CITGO Refining Is Structured To Be Largely Independent of Crude Oil Costs and Refining Margins

JV with CITGO

CITGO 100% Owned by PDVSA

268 M B/D Heavy Crude Refinery Located in Houston 230 M B/D contract with PDVSA

Deemed Margin

Crude Price Based on Product Price Less Cost Formula Balance of Crude Purchased in the Market

LCR Important Cash Generator – Operating Reliability and Crude Deliveries Drive Performance

MB/day

300 250 200 150 100 50

0

Net Distribution To LYO, $MM

33 (7)

16 76

20 24

59 17

2 22

49 7

67 69

55 32

54

1 4Q01: Scheduled maintenance turnaround

Spot Mkt

CSA

1Q00 2Q00 3Q00 4Q00 1Q01 2Q01 3Q01 4Q01 1Q02 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03 1Q04

Top 5 North America

64%

Nova 8% ChevronPhillips 10%

ExxonMobil 13%

Equistar 15%

Dow/Carbide 18%

2003

#2 in North America

Competitive position based on feedstock flexibility

40%

Exxon 7% Union Carbide 7% Nova 8% Dow 9% Shell 9%

Source: CMAI

Equistar is a Leading Ethylene Producer

1991

North American Supply/Demand Balance Is On Track To Improve Significantly

Source: CMAI / Equistar (September/2003)

Ethylene Supply/Demand Balance – North America

Billion Pounds

120 110 100 90 80 70 60 50 40 30

1994 1996 1998 2000 2002 2004 2006

100% 90% 80% 70% 60%

Operating Rate

N. American Effective Operating Rate

(96% On-Stream Time)

N. America Demand

Rest of World

N. America

Effective Ethylene Operating Rates Are Forecast To Be In The Low To Mid 90% Range

Millions Capacity Lbs

Effective Capacity

Downtime

CMAI-4/04

U.S. Ethylene Supply/Demand

20000 18000 16000 14000 12000

2002 2003 2004

Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4

100 95 90 85 80 75 70

Operating Rate,        %

Operating Rate

Liquid Cracking Provides an Advantage vs. Ethane Raw Materials

Equistar Capability

N. American Industry (ex. Equistar)

Liquid 25%

Liquid Cracking Variable Cost Advantage vs. NGL

Ethane—Light Naphtha Cost of Ethylene Spread

Source: ChemData

NGL 37%

Liquid 63%

NGL 75%

Source: CMAI and Lyondell

7 6 5 4 3 2 1 0

¢/lb ethylene

1987

1988 1989

1990

1991 1992 1993

1994 1995

1996

1997 1998

1999

2000 2001 2002 2003

Average

It Takes Time to Move Raw Material Increases Through The Supply Chain: $3 Per Barrel Impact At Equistar

Impact ( $ MM/mo )

0 (10) (20) (30)

Hours Days Weeks Months

Naphtha Impact

NGLs Follow

Petro -chemicals Rise

Polymers/ Derivatives Rise

Fuel Co-Products Rise

Co-Product Prices Have Increased More Rapidly Than Raw Material Costs

Crude Oil-Based Raw Materials Naphtha Cracking Product Yield

Benzene Butylenes Butadiene

Unit Price / Value, ¢ / Unit % Change

Dec. 2003 Apr. 2004

Raw Materials

Lt. Naphtha gal 79 87 10

Ethylene lbs 29.5 32.5 10

Co-Products

Propylene lbs 22.5 32.25 43

Butadiene lbs 29 29 —

Butylene lbs 15 20 33

Benzene gal 155 235 52

Gasoline gal 85 115 35

Fuel Gas/Oil MMBTU 490 544 11

Source: CMAI, Lyondell Estimates

Gasoline

F uel Gas / Oil

Et hylene

Pro pylene

In Summary, The Business Areas Are Positioned For Significant Improvement

Improving Global Economy

Significant Volumetric Leverage

Tightening Supply/Demand Outlook In Key Products

Differential Positions

POSM Technology

LCR Crude Contract

Liquid Crackers

400 350 300 250 200 150 100 50 0 (50) $MM

Q1 2003

Q2 2003

Q3 2003

Q4 2003

100% LCR

Q1 2004

IC&D 100% Equistar

Quarterly EBITDA

Results Have Started to Reflect Improved Conditions

Enterprise Earnings Capability Far Exceeds Recent Trough Results – Current Ownership

Cycle EBITDA Potential $MM

0

2003

1999/2000 Margins 1

1995 Margins 1 1988 Margins 1

1 Chem Data/CMAI industry margins conditions for IC&D and Equistar products (ex. MTBE) applied to current capacities and ownership, LCR 2003 EBITDA. Note: Assumes current capital structure; 175 MM shares.

3000 2500 2000 1500 1000 500

Recession/ Trough

Pre-Recession

Peak

2003 Proportional Interest, Dividends & Capital $6.90 / share $1.40 / share

Our Financial Strategy is Focused and Unchanged

Maintain Sufficient Liquidity

Repay Debt

Create Shareholder Value

We Have Maintained Significant Liquidity

($            in millions)

December 31, 2002 March 31, 2004

Lyondell Equistar Lyondell Equistar

Cash and ST Investments $ 330 $ 27 $ 471 $ 111

Facility Availability $ 301 $ 434 $ 298 $ 384

Total Liquidity $ 631 $ 461 $ 769 $ 495

No Significant Near-Term Debt Maturities

$MM

Debt Maturities(1),(2)

2,000 1,800 1,600 1,400 1,200 1,000 800 600 400 200 0

(1) Lyondell: Does not include $350MM Revolving Credit Facility, which expires in 2005, or $100MM Accounts Receivable Sales Facility (2) Equistar: Does not include $250MM Inventory-Based Revolving Credit Facility or $450MM Accounts Receivable Sales Facility

29 $100 $1 $150 $500 $1000

$900 $730 $700 $485

Lyondell

Equistar

Millennium

Lyondell

Equistar

Millennium

Lyondell

Equistar

Millennium

Lyondell

Equistar

Millennium

Lyondell

Equistar

Millennium

2004 2005 2006 2007 2008

Lyondell 9 3/8% ACC Debenture

Lyondell 9 1/2% Sr. Secured Notes Series C Equistar 10 1/8% Senior Notes

Lyondell 9 5/8% Sr. Secured Notes Series A Equistar 11.2% Medium Term Notes Millennium 7% Senior Unsecured Notes due 2006

Lyondell 9 7/8% Sr. Secured Notes Series B Equistar 6 1/2% Notes

Millennium 9 1/4% Senior Unsecured Notes due 2008

…However, There is a Significant Amount of Accessible Debt

$MM

1,400 1,200 1,000 800 600 400 200 0

Accessible Debt(1) $1000 $700 $700 $500 $485

$1$ 150

Lyondell Equistar Millennium Lyondell Equistar Millennium Lyondell Equistar Millennium Lyondell Equistar Millennium Lyondell Equistar Millennium

(1) Accessible debt is shown for the first year in which it is callable and does not include subordinated debt. Debt with make-whole provisions is shown at maturity, including the $900MM Senior Secured Notes Series A due 2007 (Lyondell) and $700MM Senior Notes due 2008 (Equistar)

30 $730

$100 $278

$900

2004 2005 2006 2007 2008

Lyondell 9 3/8% ACC Debenture

Lyondell 9 1/2% Sr. Secured Notes Series C Equistar 6 1/2% Notes Millennium 7% Senior Unsecured Notes due 2006

Lyondell 9 5/8% Sr. Secured Notes Series A Lyondell 11 1/8% Sr. Secured Notes Series D Equistar 10 1/8% Senior Notes Millennium 9 1/4% Senior Unsecured Notes due 2008

Lyondell 9 7/8% Sr. Secured Notes Series B Equistar 11.2% Medium Term Notes Equistar 10 5/8% Senior Notes

After the Millennium Transaction Lyondell Will Ultimately Have Increased Access to Equistar Distributions

Flow of $1 of Equistar Distributions *

Lyondell

Negative Basket—0¢ Positive Basket—14.75¢

Millennium

Constraints

EBITDA / Interest Ratio Restricted Payments Basket

70.5¢

Equistar

Constraints

Penalty Interest

29.5¢

* Includes simplifying assumptions such as ignoring timing, tax effects, etc.

De-leveraging Will Benefit All Stakeholders

Impact of Lyondell debt reduction at constant capitalization1

Debt Reduction

$2 Billion $3 Billion

(w/o MCH) (with MCH)

Debt to Capitalization 40% 45%

Avoided Interest Expense $ 200MM / Year $ 300MM / Year

Earnings Improvement 75¢ / share 80¢ / share

Share Price Improvement at Constant Capitalization

$11.50 / share 2 $12.25 / share 3

1 Capitalization = debt + book value of equity + minority interest

2 Assumes 175MM shares outstanding

3 Assumes 245MM shares outstanding

LYONDELL CHEMICAL COMPANY

RECONCILIATION OF NET INCOME (LOSS) TO EBITDA

For the Twelve Months Ended December 31, 2003

(Millions of dollars)

Lyondell net loss $ (302)

Add: Benefit from income tax (179)

Interest expense, net 392

Depreciation and amortization 250

Loss from equity investment in Equistar 228

Income from equity investment in LCR (144)

Lyondell EBITDA $ 245

Equistar net loss $ (339)

Add: Depreciation and amortization 307

Interest expense, net 207

Equistar EBITDA $ 175

Proportionate Share—70.5% $ 123

LCR net income $ 228

Add: Depreciation and amortization 113

Interest expense, net 36

LCR EBITDA $ 377

Proportionate Share—58.75% $ 222

Lyondell and Proportionate Share of Equity Investments—EBITDA

Lyondell EBITDA $ 245

70.5% of Equistar EBITDA 123

58.75% of LCR EBITDA 222

Lyondell and Proportionate Share of Equity Investments $ 590

Lyondell Chemical Company

Reconciliation of Lyondell and Proportionate Share of Ventures’ Interest, Capital Expenditures and Dividends For the Twelve Months Ended December 31, 2003

(Millions of dollars)

Lyondell IC&D

Interest expense, net $ 392

Capital expenditures (a) 50

Dividends 116

Total $ 558

Equistar

Interest expense, net 207

Capital expenditures 106

Total $ 313

Proportionate Share—70.5% $ 221

LCR

Interest expense, net 36

Capital expenditures 46

Total $ 82

Proportionate Share—58.75% $ 48

Lyondell and Proportionate Share of Equity Investments -

Interest, Capital Expenditures and Dividends

Lyondell IC&D $ 558

75% of Equistar 221

58.75% of LCR 48

Lyondell and Proportionate Share of Equity Investments

Interest, Capital Expenditures and Dividends $ 827

(a) Excludes contributions to PO-11 and U.S. PO joint ventures and the purchase of the BDO-2 facility.

Reconciliation of Net Loss to EBITDA

For the Year Ended December 31, 2003

(Millions of dollars)

Millennium net loss $ (184)

Add: Cumulative effect of accounting change 1

Benefit from income tax (65)

Interest expense, net 92

Depreciation and amortization 113

Loss from equity investment in Equistar 100

Millennium EBITDA $ 57 *

Add: Impairment costs $ 103

Closure costs 18

Minority interest 5

EBITDA before impairment, closure costs and minority interest $ 183

* Includes asset impairment charge of $103, rganization, office and plant closure costs of $18 and $5 minority interest.

1Q 2000 2Q 2000 3Q 2000 4Q 2000 1Q 2001 2Q 2001 3Q 2001 (a) 4Q 2001 Q1 2002 Q2 2002 Q3 2002 Q4 2002 (b) Q1 2003 Q2 2003 Q3 2003 Q4 2003 1Q 2004

Net income (loss) $ 22 $ (22) $ 66 $ 62 $ 42 $ 66 $ 78 $ 17 $ 41 $ 63 $ 50 $ 59 $ 28 $ 58 $ 69 $ 73 $ 91

Add: Depreciation and amortization 26 30 28 28 28 27 26 27 29 30 28 29 28 29 28 28 30

Interest expense, net 12 16 16 17 16 15 10 10 8 7 8 9 10 9 8 9 10

LCR EBITDA $ 60 $ 24 $ 110 $ 107 $ 86 $ 108 $ 114 $ 54 $ 78 $ 100 $ 86 $ 97 $ 66 $ 96 $ 105 $ 110 $ 131

(a) EBITDA for LCR for the three months ended September 30, 2001 was originally reported as $116 million and was restated to include extraordinary charges related to early debt retirement, currently reflected in other expense, net.

(b) EBITDA for the three months ended December 31, 2002 was originally reported as $98 million and was restated to include extraordinary charges related to early debt retirement, currently reflected in other expense, net.

RECONCILIATION OF LCR NET CASH DISTRIBUTIONS

1Q 2000 2Q 2000 3Q 2000 4Q 2000 1Q 2001 2Q 2001 3Q 2001 4Q 2001 Q1 2002 Q2 2002 Q3 2002 Q4 2002 Q1 2003 Q2 2003 Q3 2003 Q4 2003 1Q 2004

Investment in LCR

at beginning of quarter $ 52 $ 35 $ 32 $ 58 $ 20 $ 27 $ 44 $ 33 $ 29 $ 54 $ 71 $ 54 $ 68 $ 20 $ 1 $ (14) 3

Add: Equity in income (loss) of LCR 16 (10) 42 38 27 41 48 13 27 39 32 37 19 37 43 45 56

Other comprehensive loss

due to minimum pension liability - - - - - - - - - - - (16) - - - 4 -

Accrued interest converted to capital - - - - - - - - - - - - - 10 - - -

Contribution payable to LCR - - - - - - - - - - - - - 3 (3) - -

Less: Investment in LCR at end of quarter (35) (32) (58) (20) (27) (44) (33) (29) (54) (71) (54) (68) (20) (1) 14 (3) (5)

Net cash distributions from

(contributions to) LCR $ 33 $ (7) $ 16 $ 76 $ 20 $ 24 $ 59 $ 17 $ 2 $ 22 $ 49 $ 7 $ 67 $ 69 $ 55 $ 32 $ 54

Distributions from LCR $ 33 $ - $ 24 $ 86 $ 22 $ 30 $ 79 $ 34 $ 24 $ 27 $ 63 $ 12 $ 88 $ 69 $ 58 $ 38 $ 63

Contributions to LCR - (7) (8) (10) (2) (6) (20) (17) (22) (5) (14) (5) (21) - (3) (6) (9)

Net cash distributions from

(contributions to) LCR $ 33 $ (7) $ 16 $ 76 $ 20 $ 24 $ 59 $ 17 $ 2 $ 22 $ 49 $ 7 $ 67 $ 69 $ 55 $ 32 $ 54

LYONDELL CHEMICAL COMPANY

RECONCILIATION OF LCR NET INCOME (LOSS) TO EBITDA

(Millions of dollars)

LYONDELL CHEMICAL COMPANY

RECONCILIATION OF NET INCOME (LOSS) TO EBITDA

(Millions of dollars)

Q1 2003 Q2 2003 Q3 2003 Q4 2003 Q1 2004

Lyondell net loss $ (113) $ (68) $ (44) $ (77) $ (15)

Add: Benefit from income tax (55) (39) (27) (58) (9)

Interest expense, net 83 99 106 104 109

Depreciation and amortization 57 61 66 66 63

(Income) loss from equity investment in Equistar 100 32 26 70 (6)

Income from equity investment in LCR (19) (37) (43) (45) (56)

Lyondell EBITDA $ 53 $ 48 $ 84 $ 60 $ 86

Equistar net income (loss) $ (146) $ (49) $ (40) $ (104) $ 5

Add: Depreciation and amortization 78 76 76 77 76

Interest expense, net 49 53 51 54 55

Equistar EBITDA $ (19) $ 80 $ 87 $ 27 $ 136

Proportionate Share—70.5% $ (14) $ 57 $ 61 $ 19 $ 96

LCR net income $ 28 $ 58 $ 69 $ 73 $ 91

Add: Depreciation and amortization 28 29 28 28 30

Interest expense, net 10 9 8 9 10

LCR EBITDA $ 66 $ 96 $ 105 $ 110 $ 131

Proportionate Share—58.75% $ 39 $ 56 $ 62 $ 65 $ 77

Lyondell and Proportionate Share of Equity Investments—EBITDA

Lyondell EBITDA $ 53 $ 48 $ 84 $ 60 $ 86

70.5% of Equistar EBITDA (14) 57 61 19 96

58.75% of LCR EBITDA 39 56 62 65 77

Lyondell and Proportionate Share of Equity Investments $ 78 $ 161 $ 207 $ 144 $ 259

Bob: We can get started on the next presentation. We’re very pleased to have the President and CEO of Lyondell Chemical, Dan Smith. And if anyone hasn’t received the presentations they are out behind us here on the tables out there. So, Dan, please.

Dan Smith: Thank you very much, Bob.

It’s certainly a pleasure to be here with you today, more of a pleasure than it’s been for the last 3½ years, I can assure you, and hopefully we’re going to continue to enjoy the coming quarters.

What I want to do today is briefly introduce the Company for any of you who may not be familiar with it and then provide a very brief update on the pending transaction we have with Millennium Chemicals. Then, go into a few insights in our strategy, reviewing the business lines and where we see the industry dynamics and then, finally, get to the financial strategy.

Now I’ve been told I must read this to you, so bear with me. Before I begin the presentation today I’d like for you to review our forward-looking statements disclosure on the first slide. In addition, as shown on the slide, please note that on April 26, 2004 Lyondell filed with the SEC a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus regarding the proposed transaction between Lyondell and Millennium.

Investors and security holders are urged to read the document and any other documents filed or that will be filed with the SEC, including the definitive joint proxy statement/prospectus that will be part of the definitive registration statement, because they contain or will contain important information. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other documents filed by Lyondell and Millennium with the SEC at the SEC’s web site at www.SEC.gov as they become available. The definitive joint proxy statement/prospectus and the other documents filed by Lyondell may also be obtained free from Lyondell, as they become available, by calling Lyondell’s Investor Relations Department at 713-309-4590.

Now let’s move on to the second half of the presentation.

We have worked hard over some 15 years to build a more balanced portfolio, since the time we were spun out of the Atlantic Richfield Company with two naked ethylene plants and one naked refinery. In doing that, we have built much more balance into the portfolio and we have built a business that has segments that each provides an important function to the Company.

The IC&D business, basically the PO business, is our growth arm. We have superior technology, a very large market share, and a very large international position. We will continue to grow this business as the market grows around the world.

The refining business we’ve put into a joint venture with PDVSA of Venezuela, basically a fixed margin contract that allows us the equivalent of a financial annuity, if there ever is one, in any of these businesses, so a very strong cash generation from that.

The Equistar venture, made up of Lyondell’s chemical business, Occidental’s olefins business and Millennium’s olefins and polyolefin business, put together to make Equistar, which gives us the very large exposure to the chemical cycle, so the commodity leverage piece. And we like to talk about that now, since we’re coming off the bottom. We don’t like it as much if we’re coming off the top. But at this point in time the prospects are very bright there.

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And then finally, the transaction with Millennium that brings in the remaining 29.5% of Equistar, but also adds a very important titanium dioxide business. Again, a global business with very good characteristics, relatively few players and technology angles, along with an acetyls business that fits nicely with the ethylene business and then a much smaller flavors and fragrance business.

One aspect of this I think is important is that it brings to bear what we’ve really been operating for some time, but has not been very evident in the results, because Equistar was totally unconsolidated, either on our balance sheet or on Millennium’s. So the $6b to $7b sales of Equistar will come on the balance sheet.

When you add that to the existing Lyondell and the existing Millennium, you’ll end up with a publicly-traded, independent company — still small by comparison to the giants Dow and DuPont — but emerging from the pack of many, many smaller companies, moving up to about third in revenue.

This will still be without the revenues from the LYONDELL-CITGO refining business, which will remain unconsolidated. Importantly, about 50% of this business will be Equistar. The remaining non-Equistar, also importantly, is 40% to 50% international assets.

A brief overview of Millennium: very strong positions throughout. The Ti02 position is number two globally to DuPont. The acetyls business is number two in North America, both of those with some interesting technology angles to help sustain them over a long period of time. Important markets are the coatings markets, paint and coatings, and there’s very significant international presence in both of these businesses.

Now, as far as how we plan to operate these once this transaction is closed, we intend to keep the Ti02 business pretty much a separate business entity, remaining headquartered in the Baltimore area. The structure is such that we don’t think there’s a lot to be gained by putting that together instantly, but rather we’d like to learn over a little bit longer period of time. But we do expect there will be very significant profitability options from applying the things that we’ve learned and operational excellence across the board.

The acetyl business we do expect to consolidate instantly. It basically sits in the middle of one of Equistar’s plants, from a manufacturing standpoint, so bringing the manufacturing organizations together. And then the sales organizations around the world sell it to the same customer list basically, as best we know it, and it would probably make sense to go on and do that instantly as well.

The specialty piece, the flavor and fragrance business, is a small business headquartered out of Florida. Millennium has been trying to sell that business. If they pull that off, then we’ll be happy to go with that route. If they don’t, we’ll be happy to continue to operate it out of the Florida location.

Strategic importance of the transaction, first and foremost, if you will, trapping all the cash flow coming off the ethylene cycle within this family of assets for the use in de-levering the balance sheets. Secondly, it does provide additional scale, breadth and depth of our product mix. It gives a little more loading internationally and I think also importantly for the future, simplifies the structure of Lyondell by consolidating much more of what we’ve been operating here.

In doing the transaction, we have maintained our cyclical leverage. If you look at the pounds per share chart here, you can see that in ethylene we’ve stayed virtually the same in pounds per share, from ‘94 through the beginning of this year and then post-transaction.

The mix of the other products, though, is also important. You can see that we’re trading off adding Ti02 and diluting somewhat the propylene oxide. But if you look at the mix, the mix of characteristics I think

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stays virtually the same. But we have increased the diversity of products, which ought to give us a little more stability. And, very importantly, this portfolio is pretty well integrated throughout in that one side feeds the other, from a feedstock user standpoint.

Now, moving into the product portfolio, I want to go through each of these businesses in a little more detail and talk about where they are and where we see them going. We’re going to start with the IC&D and the leverage that it has.

You can see in this chart that in our IC&D businesses we enjoy leading positions in virtually all of the key products. You can see the impact of a penny-a-pound movement in the products here in the top part, in the propylene oxide chain, in the middle part in Equistar, and in the bottom in Millennium.

These kind of fall flat until you go back and recognize that from trough-to-peak many of these products move as much as $0.15 to $0.20 per pound in margin. So, you can see that you can get to some pretty prodigious numbers. For example, ethylene is worth about $115m per penny, so if you multiply that times 20 you start getting up into the billions and a delta, which is where we have seen things move in past trough-to-peaks.

The propylene oxide position in more detail, there are several things we like about this business, first of all that we’re among the largest, if not the largest. The second thing is that there are not very many players. Three players, basically, have the lion’s share of the market worldwide and we use player groupings here, because as you know, a buyer has an equity interest in some of our propylene oxide capacity. We share some propylene oxide with Sumitomo in the Far East. Similarly, Shell and BASF share capacity around the world.

What we see here, though, is a continuing rapidly growing market, most recognizable to you as urethane either in foam form or in the rigid urethane that’s used extensively in automobiles. But very importantly, this goes into a myriad of other uses. You can see on the left-hand side some of these uses and I would tell you that we are very large in each and every one of these.

We’re also very strongly differentiated by proprietary technology. We are the leaders in technology here and we have more flavors of technology than anybody else participating. We have global integrated positions. We’re the only participant in this market who has production capacity and sales capacity both in Asia, Europe and North America.

If you look to the supply-demand situation here, this is a nice chart. You see the supply flattening out while the demand continues to grow. Indeed, as you get out late in the period, we’re into a zone that’s probably not sustainable here. There probably will have to be more capacity. It just has not been announced yet.

But importantly, the last time you saw the supply flatten out like this was in the early ‘90s and if you go back and look during that period of time, it was a very profitable time for this industry. The market is tightening as we speak. We are seeing prices move and we do think that this is an improving situation.

Very importantly also, with the structure of this market, unlike the ethylene market, this one performs very well — historically at 80% to 90% operating rates. Therefore you don’t need to be totally up to the 95% to 96% level to make good money. It has, however, suffered in this downturn, as this prolonged downturn has taken its toll on virtually every chemical product. So we do think there is considerable upside in this business moving forward.

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[Ringing noise in audience] Somebody must have announced the crude price positions. I think that was supposed to come out at 10:30, so if everybody rushes from the room I’ll know there was a dramatic move in crude oil pricing.

Let’s go back to technology for a minute. There are three principal technologies being practiced today. The oldest is the chlorine-based, which is what Dow practices exclusively and what some of the smaller Asian facilities use. This is one that they’ve done a magnificent job over the years of continuing to debottleneck. But I think their success in debottlenecking has about run out and therefore they’re looking for new technology angles to continue to grow.

The other two, the two that we pioneered and practiced to the largest extent, propylene oxide with a styrene co-product, which we practice and Shell has a similar technology, and then propylene oxide with MTBE as the co-product, which we practice and Huntsman has a small plant in the U.S.

We continue to develop new technologies. We have a new pilot plant in Newtown Square, Pennsylvania, piloting a propylene oxide-only, a true propylene oxide-only. We expect to be running through pilot plant trials over the next year to two to prove that technology, but we are very excited about that as a third leg as we move forward.

I’m not going to go into a lot of detail about styrene today. I did notice that Jeff Lipton from Nova follows me and I’m sure he will tell you all you ever wanted to know about styrene. But I will tell you that it is a large commodity product for us. We do expect it will cycle like ethylene and we do expect to make a lot of money off of it in the coming years here.

Now, one that I’m sure you would like to hear about is MTBE. Would that I could give you all the answers on MTBE, but all I can do is give you a status report. Clearly we have lower demand in North America as we’ve had deselection not only by California, but also here in the East. We’ve had a couple of states deselect, large states, New York being one of them.

So, we’ve seen U.S. demand fall by about 130,000 barrels a day. That was an unhappy situation in 2003, because the on-purpose producers kept hoping for one last hurrah in last year’s gasoline market. We didn’t get a gasoline market until August-September of last year, so what happened was we suffered greatly in this market through that period of time.

Since then, however, we’ve seen a fair amount of consolidation. Obviously the exports that were coming into this country from Saudi Arabia have dried up. The refinery olefins capacity has been trimmed somewhat, but most importantly, the on-purpose U.S. dehydro capacity has come down. So, it looks like we have a delicate balance at this point in time. I would not say that we’re totally stable, because we still have more states talking about reducing MTBE usage, but at this point in time it’s in relative balance.

Importantly, when you look at this mountain chart here, you can see that we’ve made some fairly good sums of money from this in the past. You can see that max line for the last six years, so the max that we’ve seen in raw material margin is noted there. You can see the 2003 line and 2003 was at the low end of this throughout until we got to the August-September timeframe and we had a little bit of a rally there.

Then you see the blue line, which is 2004 to date. The problem is it’s not to-date far enough. The MTBE raw material margins were in the $0.50 to $0.60 per gallon range just in the last few days here, as we continue to see this market being driven by gasoline demand. So, don’t know what’s going to happen tomorrow or the next day, but instantaneously we look like we’re back into a pretty good situation, which could be very important to us in this quarter and the next quarter.

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The legislation continues to be stalled. We don’t expect, really, to see much happen. There were two attempts in the Senate to pass auxiliary energy bills that didn’t go anywhere and the House seems to be standing steadfast to pass the conference bill or nothing. So, we’ll keep you posted as we move forward.

Now, trying to sum up a little bit on the IC&D division, some important things happening here. And we take you through this kind of stair step, because what’s happened here is we’ve stopped spending money on capital projects in that the PO-11, the Maasvlakte plant, is complete. It’s on-stream. It’s producing at virtually 100% rates, so we’re not spending money any more. We’re getting money coming back out of it.

The second bar on there is the fact that, to build the styrene market, we were actually purchasing styrene in the market and reselling it. Obviously with Maasvlakte running we don’t need to do that anymore, so we saved that purchase for resale margin that was there. And then the next one, in the middle, is simply a slight improvement in the market back to what I would call low numbers, but not really the bottom of the recession.

So, as a proxy, we went back to kind of 1999 levels and it looks like we could recover there really pretty quickly. And then the white really touches on MTBE. We don’t know where it’s going, really, but we think we’ve got it pretty well banded, plus or minus $50m here and then the last piece, as you move to peak conditions, you get a big chunk of styrene but you also get move-ups in TDI and propylene oxide as well. You can see that, as we move towards cyclical highs, we can see quite a bit of improvement in this division.

Now, moving onto the refining division, again this is made up of a joint venture with CITGO, which is wholly owned by PDVSA. The refinery is in Houston. The basic premise of this is that it operates on crude oil from Venezuela. The products go back to the CITGO operating chain, so we really participate only in the refining slice of this.

Importantly, as I said before, this is backed up by a crude supply contract that runs through the year 2017, which really provides the profit very steadily, if we just operate the refinery. Also importantly, this is the only contract in the world that PDVSA has that is backed up by a supplemental contract that basically says that if you cannot perform on the primary contract you’re required to make it up, either cash-wise or with equivalent margin crude from other places in the world.

So, we like this business. We especially like it when it operates like it has in the last six or seven quarters here, very stabily. Last year the only hiccup was caused by the Venezuelan strike that was in the first quarter, but you can see even that did not have a tremendous impact and we produced, I think, $223m in distributions to Lyondell last year in a record year of performance for LCR.

Moving to Equistar, Equistar was the first to the major consolidations in the North American ethylene market. Importantly, there have been some other very large ones so that we’ve moved from a market made up of 16 to 20 players, approximately equal shares, to one that five players now are up in about the 65% of the market.

Which is good. It’s just not quite good enough. But clearly the dynamics in this market should be a little bit different from the last time we went through a full cycle and importantly, we have not seen a full cycle since this structure has been in place.

Moving on to the all-important supply and demand here, a couple things I’d like you to note here. First of all, the dotted line on the top called “the Rest of the World”. You can see that this real strong downturn in

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ethylene has been one that has been felt uniquely in North America. It really was caused by the addition of three world-scale plants in North America, when we probably needed zero to one.

Nonetheless, they were built. They did start up and mostly in the 2000-2001 timeframe, coinciding with the recession, high gas prices—all the elements making up virtually a perfect storm. Very importantly now, as the world markets pick up, this becomes the swinging supply for the world.

You can see the rest of the world does not have a lot of room to pick up in the short-term here, so we will expect to see continued export opportunities as we grow out of this. So, the combined strong markets in Asia, strong markets in North America, and okay markets in Western Europe are conspiring to move this out fairly nicely, as we talk now.

Moving to a little more detail, these are CMAI numbers, quarter-by-quarter. Importantly, you can see that the numbers look like they’re running in the 90% to 95% operating rates, effective operating rates, virtually all of ‘94. That’s a zone in which you’re able to pass through costs much easier and expand margins somewhat.

We tend to think of 95% or greater to be the zone where you can start achieving peak kinds of numbers. So, we’re in okay zone here, but importantly we’re poised where some slight movements could move us up into that 95-plus zone.

The other point here is if you look at the gray bars there, I think it is interesting to notice the difference between the 2004 projections that they’ve made, versus ‘02 and ‘03. Some of this is the turnaround schedule, surely, but a lot of it is a call on the unexpected downtime. Now I’ve been in this business 38 years, and my experience has been is when you run very hard industry-wide, you are not less likely to have “uh-ohs” in the operation of the plants, you are at least equally likely. If anything, I think they may be light on their calls of downtime here.

The most important aspect for Equistar in this business is the fact that we have the flexibility to crack heavy liquids in about two-thirds of our capacity. You can see if you look at the rest of the North American industry without us, there is significantly more flexible cracking capacity than anybody else has. Important because over the two decade timeframe that has averaged about four cents-a-pound cost advantage, but that is a little deceptive in that in very weak markets it declines to next to nothing, and in very strong markets accelerates rather rapidly. I think CMAI projected that in April that advantage was about seven cents-a-pound as we saw the co-products improve there. And at seven cents-a-pound, the delta cost advantage to Equistar would be about $400m per year if that were sustained throughout the year.

The dynamics of how prices work in this industry are interesting if you are outside the industry, they are painful if you are inside the industry. We operate in a world where the feedstock prices move instantaneously. You can see here that we talked about crude oil prices because that is what we’ve really been seeing, but very quickly after that you have the sympathy effect of NGLs as they follow on, literally within hours, to equate to the fuel market dictated by the crude pricing.

The fuel coke products tend to rise very quickly, usually in a few days, then it takes weeks to move the petrochemical prices through, and indeed in some cases months to move the polymer prices through. And how well you move these prices through depends on where supply-demand is. Very tough last year, last year we saw a total of $1.1b in price increases in the raw materials, but I think also importantly the net impact on us throughout the year was less than $50m. I think that situation has changed considerably as we’ve moved into this year, and I think the first quarter is a pretty good example of that, as things have gotten tighter it is much easier to pass that through and we are seeing that as we move forward.

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The second thing, this is the new slide that we’ve tried to get a point across that we’ve been trying to do subliminally before and I don’t think doing a very good job. When we talk about liquid cracking, we talk about how prices move, it is a very complex situation. We always talk about the cost of making ethylene. The way you compare this is, when you liquid crack, you take the feedstock cost and you credit all of the co-products to get to the net cost of ethylene. Compare that with cracking ethane, where you basically make only ethylene and fuel gas. But very importantly, the phenomenon that we’ve seen so far this year is an improving ethylene market, but not a great ethylene market. So you can see that the percent change in the raw materials was up about 10 percent. You can see ethylene kept pace with that, but certainly did not expand it.

So what happened? The margins grew on the co-products, and importantly as you look through the list there and you look at the weighting of co-products, you have a very large chuck of propylene that was up 43 percent, you have a very large chunk of gasoline up 35 percent, and then lesser amounts of benzene and butylene, but nonetheless all of those as much as the raw material was.

So it’s important that you add up all the key co-products [inaudible], raw material up 10 percent, hence we expanded margins and hence CMAI talked about the liquid cracking being worth about seven cents-a-pound advantage, seven cents in April, four cents 20-year average.

So to summarize what I have been trying to talk to you about, we do think we are in a global economy improvement situation. We do have significant volume leverage across the businesses that we’ve got, and we do think that we are starting to see some very significant tightening in some of our key products. Also importantly, we do have differential positions both in the PO technology, the LYONDELL-CITGO crude contract, and the fact that we have liquid crackers.

I think the results have been improving, we’ve gone back quarter-by-quarter and you can see that we do have a trend here, the kink in the trend was the fact that we got the very strong move up and crude oil pricing in the fourth quarter did not get that pass through until the first quarter, but in the first quarter the co-products caught up very nicely. PO is still catching up, it is still not fully caught up with the price of propylene that moved up strongly, and we are continuing to see very strong refining conditions, and importantly, refining being driven by gasoline demand, which means the co-product aspects from our standpoint are strengthening.

History says that as we move through this zone, there will be significant excess cash as we come out of the recession and trough conditions, but before we get to the very strong peak kinds of numbers. This is exemplified by, if you go back to the ‘99-2000 timeframe we were generating about $500m of excess cash in a market condition that was not wonderful. Then as you move to the peak conditions here, we use proxies of the ‘95 margins and the ‘98 and the ‘88 margins as examples, but we also went back and did another exercise here. We looked back at actual history, since this entity didn’t exist, we looked at the history of the old Lyondell which was the two ethylene plants and the refinery and the old ARCO Chemical. Between 1993 and 1995 those results moved up by about $1b, about $600m of that was in the old Lyondell, $400m in the old ARCO Chemical. If you then interpolate that on the new base, you get to the $2.5b to $3b kind of numbers that we see on this chart.

Now, what do we do with that cash as we get it? I think we’ve been very clear on this before, nothing has changed here. We think it is very important to maintain not only significant liquidity in our minds, but very significant liquidity in the minds of the rating agencies and in your minds, to make sure that you are comfortable that we have the cash available to handle anything that the world throws at us.

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As it becomes clear that the upcycle is moving in our direction and the cash flows build, we will take some of that excess liquidity as well as all cash flow to reduce debt. Reducing debt remains the first, second and third priority, and importantly in our businesses we think that will add value to all of our stakeholders.

Indeed, over the course of the last year we raised the amount of liquidity that we were holding, it went up by greater than $170m last year. In total it was about $1.3b at the end of the first quarter of this year. Also importantly we have no covenant issues, the revolver type backup we have for Equistar is done in such a way that there are no traditional financial covenants, and then Lyondell got covenant relief on its covenants in the first quarter of this year.

Also importantly we don’t have any large amounts of debt staring us in the face in the short term, you can see the first significant maturities are up in the 2006-2007 timeframe. The first of these would be the Millennium maturity in ‘06 and then Lyondell in ‘07.

Also importantly though, we can call a lot of this debt early, so if you add up the availability of debt that we can get to to repay, it is still very significant. Primarily, Lyondell in the next two years, Equistar later in the period.

Now a lot of people have been questioning what we’ve talked about in the transaction with Millennium in that we will be required to maintain separate balance sheets through the period of time that the debt stays in place because of the bond indentures that are out there, and this will restrict cash flow somewhat. The Equistar cash will be split according to the ownership of 70.5 percent coming up to Lyondell, and 29.5 percent to Millennium, even though if Millennium will be wholly-owned by Lyondell, there are constraints in that there is a basket approach that restricts how much cash can flow forward. So until the basket is positive, that cash is trapped in the Millennium balance sheet. Once it is positive, then half of it roughly moves forward. So if you look at the longer term, Lyondell will have access to about 85 percent of the cash flows from Equistar, and this works nicely, because as you saw, the debt maturities again, there is debt that needs to be retired on the Millennium balance sheet as well as on the Equistar and the Lyondell balance sheets.

I think history says that something in the $2b-$3b range of debt reduction would be about right. I think it would be safe to say our intention is to reduce debt as much as we can generate in the way of cash. If that is north of $3b, so be it. Importantly, that would get the debt ratio down to a reasonable level. Also importantly we, if you will, are buying earnings by doing that, by eliminating the debt cost. Debt earnings improvement would be very important to us, and indeed if you take the point of view that the overall value of the firm stays unchanged, it also translates to a much improved stock price for the next cyclical downturn, simply by translating debt to the equity side of the balance sheet.

So let me conclude finally now by telling you that we do think we put ourselves in a position with the sound balanced portfolio. We think the last five years have positioned the company to succeed and provide superior returns for all of our investors, be they debt or equity. We do think the worst conditions in the industry are behind us. Things are improving, and we look forward to a much brighter future as we reduce that debt and put us in much better shape for the next two decades. With that, let me open the floor for questions. Yes, sir.

Unidentified Participant: I believe you put up a slide talking about your cash flow capabilities and your operating leverage, about six slides back. My question was, in referring to that, can you possibly discuss how much of that slide is actually factoring in the additional leverage you get from the ability to use liquids? I believe that you mentioned approximately two-thirds of –

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Dan Smith: All we did on this slide was go back to 1995 and 1998, the last two peak years the industry saw, and took the industry margins and applied those industry margins. Now when you do that, the industry margins had some percentage that was liquid cracking and some percentage that was gas cracking. It’s not too far off from a proxy, but if I put it in perspective for you, if you go back to the convention of how you account for ethylene, the peak ethylene margin we saw on both of those, upside was north of 50 cents a pound, and that was in a zone where ethylene itself sold in the mid-30’s, I think.

So the co-products basically were producing enough income that they more than offset the feedstock cost. So if you can get to prodigious numbers, frankly it doesn’t matter because no peak is going to be exactly the same as the previous peak, it just points out that when you get into these very tight zones with the volumetric leverage and the make-up we have of assets, something in the $2.5b to $3b EBITDA range is not unreasonable.

Unidentified Participant: [Inaudible]

Dan Smith: The $1.40 is just the difference between the ‘95 peak and ‘88 peak. You can see that on the other side, the $6.90 improvement is closer to — Doug, what? $6 a share? So if you have a ‘95 peak, sixish. If you have an ‘88, sevenish. This does not factor in the Millennium earnings.

Unidentified Participant: Another question, you mentioned that about two-thirds of your production capacity right now is —

Dan Smith: Liquid capable, right.

Unidentified Participant: How much of that right now are you using to produce – are using liquids?

Dan Smith: 100 percent, yes. We always do. What we’ve seen in the past is the ethane liquid cracking will make it down to parity, we really have not seen any period of time that ethane was superior for longer than a few days over the last 20 years, basically.

Unidentified Participant: And then finally another question. I had a question about product liability on the MTBE products. There’s a lot of people, particularly in California that are particularly upset about that. What’s happening [inaudible].

Dan Smith: If I had four hours I could answer all of that, but very succinctly, we are often named in suits, we have yet to pay any significant amount of money in suits. The people who are paying are the people who are leaking the gasoline. So the Santa Monica case, the case up in Lake Tahoe. Basically Big Oil and service stations who refuse to fix their leaking storage tanks bore 99.9 percent of the cost of all of that.

So it’s not been eliminated because we have a plaintiffs bar in this country that does not want to eliminate any class of people they can sue, so they hang on to trying to name us in suits, but the angle, if you will, is it is a defective product, which is a very hard charge to make stick. Secondly, that we were smart enough to foist it on unknowing people like ExxonMobil, Shell, BP, Chevron. So it’s a tough argument to make and it has shown to be tough in the courthouse.

Unidentified Participant: Just following up on the liquid cracker question. You’ve seen crude prices continue to strengthen in this quarter, on the other hand, refining margins have stayed very strong. Should we expect the same relationship insofar as raw material costs go up by a certain amount that you can get a similar contra-cost on the co-products in the –

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Dan Smith: I think you’ve hit the important point right now. Crude price seems to be being pulled up by very strong gasoline demand. Gasoline demand in this country is drawing about four percent higher year-over-year. Typical growth in the past has been about one percent, so it is a very rapid growth in gasoline demand. It is also being mirrored in other parts of the world. So you have the products pulling the crude price, rather than the crude price pushing the products, that’s why you are getting the strong refining margins.

With that scenario it means gasoline is very valuable. If you go back to the chart I showed liquid cracking of ethylene, for every pound of ethylene you make, you make virtually a pound of gasoline. If you look at benzene and some of the other gasoline-type components, you make more than that. So in that zone, yes. I think if you have strong refining margins, even though you do have strong crude pricing, we would expect that that benefit will carry us, and that’s what really happened in the first quarter and is continuing.

Unidentified Participant: [Inaudible]

Dan Smith: Just remember the other chart I showed, that it doesn’t all happen in lock-step. The other thing to bear in mind is as supply-demand tightens, these are commodities. You eventually get into a bidding mentality to support your businesses, so if those raw material prices stick, once everybody is sure that they are really there and the markets are more and more saying, we’re stuck with these high prices, then people get serious about how they are going to pass it through. Up until now, I’ve got to tell you, many of our downstream consumers have basically been saying, “this too shall pass, so I’m not going to worry too much about trying to push my prices up.” But now they are getting squeezed with this continued high price scenario, and they are going to have to get serious about moving their prices up. So as supply-demand continues to tighten, the ability to pass the prices along improves throughout the chain. Yes?

Unidentified Participant: Dan, can you talk about the Oxy holdings inside Lyondell? Also, can you talk about when you go to a cash dividend for them rather than a pick?

Dan Smith: Oxy owns is about 21, 22 percent. With the transaction with Millennium, that will be diluted down into the mid- to upper-teens, about 15 percent Doug says. They’ve shown no signs of doing anything with that position. I think contractually, after August of this year they can ask for cash dividends and if they do then we will pay them a cash dividend. If they don’t ask for it, it’s our option whether or not we pay it, as it has been our option. So that decision will be made on a quarter-by-quarter basis, but frankly they have shown no inclination to need a cash dividend either. If you look at Oxy stocks, it is running at virtually I think all-time highs. This run up in crude oil pricing and gas pricing has been a windfall for them, so they are awash in cash if anything and therefore not really looking to these assets to generate cash from in the short term.

I continue to look at them as long-term holders looking to maximize the value over a cycle or longer, and the cash not being very important to them. So whether we pay a dividend or not to them, cash-wise, I think will be a decision we will make as we come to quarters in the future.

Unidentified Participant: [Inaudible]

Dan Smith: I don’t even remember – so $25 warrant and five years, and we are two years into it. So they still expect to make some money on that, too. Yes, sir.

Unidentified Participant: I have two questions. Can you give us a sense of what cost a ship costs going into Europe or Asia these days? I know it’s very volatile.

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Dan Smith: You basically don’t ship ethylene between North America and Asia. Theoretically it’s possible, but it is cryogenic so it would be like LNG tankers to move it, there is just not a fleet to do that. So you typically ship it as derivatives, so polyethylene predominantly. The cost of shipping polyethylene from North America to Asia is not that much different from shipping it across the country by rail. The cost is incurred once it lands in Asia where you have to break bulk and then distribute in smaller parcels. So then it becomes a little more significant, but you are still talking about a few pennies a pound.

So it’s not really the cost as much as it is, where is the pricing? We’re moving into a zone where the pricing there is good enough to attract material away from this market and that’s what I expect you are going to continue to see in the upswing, which will drive pricing here.

Unidentified Participant: Thank you. Second question, what is your capex forecast for this year and ‘05?

Dan Smith: Doug?

Doug: At the IC&D level, our budget this year is about $69m, at Equistar level, it’s $148m and at the refinery it is $90m. Really, any spending in that program above basic maintenance level is really environmental spending at the various entities. For ‘05, I think you’ll probably see a pretty similar pattern. We still have some environmental spending at the refinery and at Equistar in ‘05.

Dan Smith: Our disclosures pretty well spell that out. We are spending environmental and basically what we need to operate the base, we are not expanding, don’t expect to do that in the short term.

Unidentified Participant: Maybe a last question – you’ve got roughly 10b pounds of ethylene operating. I drove by your plant in Lake Charles and it looks like there are cobwebs forming. How high do margins have to get before you restart that plant?

Dan Smith: Well importantly, Bob, on that one it is not only how high the margins have to get, but how long are they going to be there? Because that one is in a mothball status, it would take us probably six to nine months to restart it, not because of the plant but because the workforce was distributed among other Equistar locations. So reconstituting the workforce six to nine months throughout, you are not going to do that unless we expect we are going to get a fairly long run there.

Unidentified Participant: Could you sell that to somebody or –

Dan Smith: Yes.

Unidentified Participant: I think we’d better end there. We’re out of time here.

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